March 27, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Attn: Edwin Kim and Matthew Derby

Re: Mode Mobile, Inc.

Draft Offering Statement on Form 1-A

Filed February 13, 2024

CIK No. 0001748441

Ladies and Gentlemen:

Thank you for the opportunity to respond to your comments in the letter dated March 21, 2024 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Draft Offering Statement on Form 1-A of Mode Mobile, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Offering Circular

Cover Page, page 1

1.	On your offering circular cover page and summary, please clarify:

●	The maximum gross proceeds from this offering that you will receive is $30 million for the 120 million shares of Common Stock and will sell for $0.25 per share.
●	That the selling stockholder resale offering of 30 million shares will also be sold at a fixed price at $0.25 per share of Class AAA Common Stock.
●	You will not receive any of the up to $7.5 million in gross process from the resale of the Class AAA Common Stock by your selling stockholders.
●	You will not receive any proceeds from the Bonus Shares, and each purchaser of Class AAA Common Stock is limited to up to one Bonus Share for each Class AAA Common Stock purchased for $0.25 per share.

●	Clarify that the resale Class AAA Common Stock purchasers are also eligible for the up to one Bonus Share for each Class AAA Common Stock purchased, if true.
●	Clarify that even if existing stockholders or Mode Mobile users or members meet the performance criteria on pages 34 to 36, such as signing up for membership, attending webinars, entering sweepstakes, redeeming rewards points, or make referrals, they will not receive any Bonus Shares unless they purchase shares of Class AAA Common Stock for cash in this Offering Circular.
●	Clarify whether the 2% Investor Fee applies to the Bonus Shares, and if so, who pays that fee.

The Company has revised the Cover Page and Summary of the Offering Circular as requested by the Staff.

Dilution, page 12

2.	We note that up to 270 million shares Class AAA Common Stock may be newly issued, including to the purchasers of resale shares, please clarify why the 2nd through 4th dilution tables starting on page 12 do not appear to reflect the Bonus Shares issuable under the resale sales of Class AAA Common Stock. For example, the maximum offering raise of $30 million reflects only 240 million Class AAA Common Stock shares issued despite the footnote that all 150 million Bonus Shares were assumed to be issued.

The Company has revised the tables in the Dilution section to reflect Bonus Shares issuable under the resale shares of Class AAA Common Stock.

Business

Current (Gibraltar) Limited & $CRNC Token Issuance, page 17

3.	It appears that you are responsible for building out the rewards distribution network for $CRNC digital asset holders or token holders, either directly owned or through SAFT agreements, and you believe it will be completed in the first quarter of 2024. Please provide further details of this arrangement:

●	Please clarify whether the $CRNC Network is related to your Mode Mobile platforms and existing rewards system, or if the $SCRNC Network is a stand-alone separate rewards distribution system.

The Company confirms to the Staff that the $CRNC Network is a stand-alone separate rewards distribution system, and is completely distinct from the Mode Mobile point-based rewards system.

●	Clarify whether you will completely divest your interest and involvement of $CRNC and the $CRNC Network upon completion and the creation of the foundation, and if not, clarify how the entities will be related and interact operationally.

The Company will completely divest its interest and involvement in the $CRNC Network upon completion and creation of the foundation. The Company may engage with the foundation opportunistically as an advertising partner – i.e. to advertise Mode Mobile on the $CRNC Network, and vice versa. However, any relationship between the Company and the foundation (and/or CGL, the entity that established the foundation) in this capacity would be substantially the same as other third-party advertising-based partnerships of the Company.

●	Clarify your liability if you are unable to build the $CRNC Network and issue all the tokens under the SAFTs to SAFT holders and token holders.

As described on page 30 of the Offering Circular under “Simple Agreement for Future Tokens (SAFTs)”, between August 2021 and October 2021, all $CRNC Tokens due to be issued under the SAFTs (including any additional “Bonus” tokens) were issued to the purchasers of the SAFTs. As such, there are no longer any $CRNC tokens issuable pursuant to the SAFTs, and no liability to the Company exists in relation to not issuing $CRNC Tokens to investors in the SAFTs.

The Company notes that, on account of the launch of the $CRNC Network being delayed longer than expected, the Company elected to pay the SAFT holders a royalty of $1,900,000 based on the Company’s financial performance in 2021, which is described under “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations - Liquidity and Capital Resources - $CRNC Tokens Royalty”. The Company proactively provided this royalty to offset any liability that may result from delay or an unforeseen failure to successfully launch the $CRNC Network.

The Company further notes to the Staff that, around the same time as paying this royalty, the Company and the SAFT holders agreed to assign the SAFTs to CGL - and as such, the Company has no further obligations to the SAFT holders, and would not face any direct liability if the $CRNC Network failed to launch. There is no also specific liability stated in the SAFT for CGL in the event the $CRNC Network is not launched (in fact, the SAFT requires each SAFT holder to expressly assume the risk that the $CRNC Network may never launch). Nonetheless, it is possible that SAFT holders could pursue litigation against CGL and/or the Company if the $CRNC Network is never launched - although it is not possible for the Company to predict what causes of action may be brought, or what the Company’s or CGL’s liability may be in such an event.

The Company notes to the Staff that it has the utmost confidence that the $CRNC Network will be launched by Q2 2024 by the foundation. All of the technology that serves as the backbone of the $CRNC Network has been developed and is being tested by consumers in an alpha version. As of the date of this response letter, the Company does not foresee any issues in terms of development and man-hours that would delay the launch past Q2 2024.

Securities Being Offered, page 26

4.	We note that you are offering up to 300 million shares of Class AAA common stock in your Offering Statement. Please clarify how the rights and privileges of the Class AAA common stockholders differ from the Class B and C stockholders. While you indicate differing voting rights and liquidation preferences for your Class A common stock and Series Seed Preferred stock, you do not differentiate how Classes AAA, B, and C common stock differ. If the only difference is that the board may declare differing dividend amounts to each class of common stock, please briefly describe the nature of the investors in each class of common stock.

The Company has revised the “Securities Being Offered” section to include separate descriptions of each of the Class AAA, Class A, Class B, and Class C series of Common Stock of the Company.

Plan of Distribution and Selling Security Holders, page 34

5.	You describe various methods where investors in this offering may receive up to one Bonus Share of Class AAA Common Stock for each share Class AAA share purchased for cash. Since Mode Mobile users may redeem points for Bonus Shares, up to your limits, please clarify how many user points are available for such redemptions and possible number of Bonus Shares those points may convert to.

The Company has revised its disclosure in this section of the Offering Circular to disclose the number of Mode Mobile Points available for such redemptions, as well as the maximum number of Bonus Shares those points may convert to.

6.	You reference a list of investors in other “unrelated third-party Companies as of this Offering Circular is qualified by the Securities and Exchange …,” will be eligible for Bonus Shares depending on their investment levels in those other companies. Please clarify what you mean by this sentence. Please advise us if you mean that these companies have current, existing qualified Form 1-A offering statements. Further, please clarify your relationship with these entities and explain why you are offering Bonus Shares to their investors. If they are affiliated with or clients of DealMaker Securities, LLC or otherwise related to your platform, please clarify.

The Company has revised its disclosure in this section to clarify that the “Existing Investors – Other Issuers” category of Bonus Shares is available only to existing investors of these entities as of December 31, 2023. The only requirement is that the investor must be an investor in these named entities on or prior to that date.

The Company is offering Bonus Shares to investors in these entities because they have large investor bases and have previously raised capital under Regulation A, Regulation CF, and/or Regulation D, Rule 506(c), and the Company believes that investors in these entities may be interested in Mode Mobile if given the right opportunity.

The Company has further revised its disclosure to clarify this point, and also to clarify the nature of any relationship between the Company and or DealMaker Securities, LLC to these entities.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Mode Mobile, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Dan Novaes

CEO of Mode Mobile, Inc.